SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                                    FORM U-57


                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under Section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended

                              The Energy Group PLC
                        (Name of foreign utility company)

                                       by

                                   PacifiCorp
                            (Name of filing Company)

                               700 N.E. Multnomah
                               Portland, OR 97232

     PacifiCorp, an Oregon corporation ("PacifiCorp"), hereby files with the Securities and Exchange Commission (the "Commission"), pursuant to section 33 of the Public Utility Holding Company Act of 1935 (the "Act") and Rule 57 of the implementing regulations thereunder, 17 C.F.R. ss. 250.57 (1994), this Form U-57 for the purpose of notifying the Commission that The Energy Group PLC ("The Energy Group") is a foreign utility company under the Act. As described below, PacifiCorp intends to acquire an interest in The Energy Group.

     The Energy Group filed a Form U-57, Notification of Foreign Utility Company Status, with the Commission on or about June 3, 1997.

     The Energy Group does not derive any part of its income, directly or indirectly, from the generation, transmission or distribution of electric energy for sale (or the distribution at retail of natural or manufactured gas for heat, light or power) within the United States. Neither The Energy Group nor any subsidiary company of The Energy Group is or will be a public-utility company, as that term is defined under Section 2(a)(5) of the Act, operating within the United States.

Item 1

a. Name and business address of the entities claiming foreign utility company status:

                              The Energy Group PLC
                              117 Piccadilly
                              London, W1V 9FJ, England

b. Description of the facilities used for the generation, transmission and distribution of electric energy for sale:

     The Energy Group owns and operates, through its subsidiary Eastern Group PLC and its subsidiaries, facilities for the generation and distribution of electricity in Great Britain. The Energy Group currently owns, operates or has interests in eight power stations in Great Britain, which together account for nearly ten percent of total registered generating capacity, making it the fourth largest generator of electricity in Great Britain.

     Five of the eight power stations, West Burton, Rugeley B, Drakelow C, Ironbridge and High Marnham are coal-fired with registered capacities of 1,966MW, 1,026MW, 976MW, 970MW and 945MW, respectively. The Energy Group has applied for an increase in the registered capacities of West Burton and Rugeley B to 2,012MW and 1,046MW, respectively. Two of the remaining power stations, Peterborough and King's Lynn, are gas-fired combined cycle facilities with installed generating capacities of 360MW and 340MW, respectively, and registered capacities of 405MW and 380MW, respectively. Finally, The Energy Group holds an approximately 13.5% interest (equivalent to 135MW) in a power station at Barking, which is a gas-fired combined cycle facility with a registered generating capacity of 1,000MW.

     The Energy Group has acquired a controlling interest (83.2 percent) in Teplarny Brno a.s., an energy company that owns plants in the Czech Republic with a generation capacity of approximately 1,204MW and 169 kilometer distribution network.

     In addition, The Energy Group owns 49 percent of Zamosc Energy Company, a joint venture with Zaklod Energetyczny Zamosc SA (a Polish regional distribution company) with rights to develop three 70 MW electric co-generation plants in Chelm, Zamosc, and Przemysl Poland.

     The Energy Group sells electricity to its customers in both Great Britain's franchise market and competitive market. The Energy Group's franchise market, served by Eastern Electricity PLC, is the largest in England and Wales, with over 3 million customers. The national competitive market comprises over 51,000 sites, which represents an estimated market size of over (pound)6 billion per annum at current rates.

     The Energy Group's electricity distribution network comprises approximately 88,000 kilometers of lines and cable which operate at voltages at or below 132kV. Underground cable comprises approximately 52,500 kilometers of the network, with the balance of approximately 35,500 kilometers consisting of overhead lines. The network also includes numerous transformers and switch gear.

     The Energy Group is a major supplier of natural gas in Great Britain but neither owns nor operates natural gas distribution facilities.

c. Persons Holding Five Percent or More of Any Class of Voting Securities of the Foreign Utility Company and Amount and Nature of the Interest:

     PacifiCorp does not know of any person that owns directly or indirectly five percent or more of any class of voting securities of The Energy Group.

Item 2

     Upon its indirect acquisition of five percent or more of the voting securities of The Energy Group, PacifiCorp will become a domestic affiliate public-utility company of The Energy Group. PacifiCorp is not aware of any other domestic associate or affiliate public utility company of The Energy Group. PacifiCorp is not owned by a holding company. PacifiCorp will hold its ownership interest in The Energy Group indirectly through its wholly owned subsidiary PacifiCorp Group Holdings Company.

     PacifiCorp, through its indirect wholly owned subsidiary PacifiCorp Acquisitions, has made an offer to acquire all outstanding ordinary shares of 10p each ("Energy Group Shares") of The Energy Group for (pound)7.65 in cash per Energy Group Share, including all Energy Group Shares represented by American Depositary Shares ("Energy Group ADSs") of The Energy Group, each representing four Energy Group Shares and evidenced by American Depositary Receipts, for (pound)30.60 in cash per Energy Group ADS. PacifiCorp Acquisitions also may make market purchases of Energy Group Shares, not to exceed 29% of the total number of outstanding Energy Group Shares, for a price not to exceed (pound)7.65 in cash per Energy Group Share.

Exhibit A

     State certifications required under section 33(a)(2) of the Act have been filed with the Commission by the California Public Utilities Commission, the Idaho Public Utilities Commission, the Public Utility Commission of Oregon, the Montana Public Service Commission, the Public Service Commission of Utah, the Washington Utilities and Transportation Commission, and the Wyoming Public Service Commission. These state certifications are incorporated by reference.

                                     Notices

     Communications regarding this Form U-57 should be directed to:

     William E. Peressini, Treasurer             James F. Fell
     PacifiCorp                                  Stoel Rives LLP
     700 N.E. Multnomah                          900 S.W. Fifth Ave., Suite 2300
     Portland, OR 97232                          Portland, OR  97204
     Tele:  (503) 731-2044                       Tele:  (503) 294-2343
     Fax:   (503) 731-2027                       Fax:   (503) 220-2480


                                    Signature

     The undersigned company has duly caused this statement to be signed on its behalf by the undesigned officer thereunto duly authorized.

                                       PACIFICORP


                                       By: /s/ WILLIAM E. PERESSINI
                                           -------------------------------------
                                           William E. Peressini
                                           Treasurer


Dated: February 18, 1998